Exhibit 99.2

Seabridge Gold Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

MARCH 31, 2007

____________________________________________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
Telephone: (416) 367-9292 Facsimile: (416) 367-2711 info@seabridgegold.net
www.seabridgegold.net

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
Three Months Ended March 31, 2007

This Management’s Discussion and Analysis is dated May 7, 2007 and reflects the three-month period ended March 31, 2007 and should be read in conjunction with the consolidated financial statements for the same period and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2006. The Company also published an Annual Information Form and a 20-F Report filed with the U.S. Securities and Exchange Commission which were both dated March 28, 2007. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company also acquired a 100% interest in the Noche Buena project. As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets property located in British Columbia and the Noche Buena property located in Mexico. Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

Results of Operations
For the three month period ended March 31, 2007, the net loss was $786,000 or $0.02 per share compared to a profit of $1,310,000 or $0.04 per share in the same period of 2006. For 2006, the profit reported was due to the recognition of income tax recoveries of $1,906,000 relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. In the 2007 period, the renunciation of Canadian Exploration Expenses was set up as a future tax liability on the balance sheet. The Company’s interest income from cash investments was $61,000 down from $84,000 in the same period of 2006 due to lower cash balances available to invest. Corporate and general expenses were higher in the 2007 period due to stock option compensation expenses valued at $202,000 resulting from options granted in 2006 and 2007 which are expensed over the vesting periods. Investor relations’ and mineral property search activities were lower in the current period compared to the 2006 period.

Quarterly Information
Selected financial information for the first quarter of 2007 and each of the quarters for fiscal years 2006 and 2005:

	1st Quarter Ended March 31, 2007
Revenue	$	Nil
Loss for period		$(786,000)
Loss per share		$(0.02)

	4th Quarter Ended December 31, 2006		3rd Quarter Ended September 30, 2006		2nd Quarter Ended June 30, 2006		1st Quarter Ended March 31, 2006
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Income (loss) for period		$(1,598,000)		$(1,878,000)		$(1,134,000)		$1,310,000
Income (loss) per share		$(0.05)		$(0.06)		$(0.03)		$0.04

	4th Quarter Ended December 31, 2005		3rd Quarter Ended September 30, 2005		2nd Quarter Ended June 30, 2005		1st Quarter Ended March 31, 2005
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Income (loss) for period		$(807,000)		$(389,000)		$(384,000)		$423,000
Income (loss) per share		$(0.03)		$(0.01)		$(0.01)		$0.01

The loss in the fourth quarter of 2005 and the third quarter of 2006 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options. The loss in the fourth quarter of 2006 was higher due to the write-down of an investment amounting to $749,000.

In each of the first quarters in the prior two years income has been recorded as a result of the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings.

Mineral Interest Activities
For the three-month period ended March 31, 2007, the Company incurred expenditures of $613,000 on mineral interests compared to $2,385,000 in the same period of 2006. During 2007, the Company acquired some additional mineral claims and project data at the Kerr-Sulphurets property costing $245,000. Also during the period, an independent mineral resource estimate was completed for the Mitchell zone at Kerr-Sulphurets and other engineering studies were undertaken at Kerr-Sulphurets and at the Courageous Lake project.

During the balance of 2007, the Company is planning to update the 2005 Preliminary Estimate at Courageous Lake which will include a new mine plan and updated economic projections. In addition, based on the results of the 2006 drill program and mineral resource estimate at Kerr-Sulphurets, the Company has planned a $5 million drill program in 2007. Also in 2007, drilling is being undertaken at the Noche Buena project and is planned for projects in Nevada.

Liquidity and Capital Resources
Working capital at March 31, 2007 was $5,364,000 compared to $6,420,000 at December 31, 2006. Subsequent to the end of the period, Falconbridge Limited exercised 500,000 of its warrants for proceeds of $6,750,000. With the additional funds, the Company’s cash position is sufficient to provide for operating and exploration activities through mid 2008.

Shares Issued and Outstanding
At May 7, 2007, the issued and outstanding common shares of the Company totalled 34,668,685. In addition, there were 2,152,500 stock options granted and outstanding (of which 321,667 had not vested) and 1,500,000 purchase warrants were reserved for issuance under the Kerr-Sulphurets property acquisition agreement. On a fully diluted basis, there would be 38,321,185 common shares issued and outstanding.

Related Party Transactions
During the three-month period ended March 31, 2007, a private company controlled by a director of the Company was paid $9,600 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $36,000 for corporate consulting services rendered; and a third director was paid $4,700 for geological consulting services.

Changes in Accounting Policies
On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants accounting standards which were effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 “Comprehensive Income”; Accounting Standards Section 3855 “Financial Instruments - Recognition and Measurement”; Accounting Standards Section 3861 “Financial Instruments - Presentation and Disclosure”; and, Accounting Standards Section 3865 - Hedges”.  These sections require certain financial instruments and hedge positions to be recorded at fair value.  The standards also introduce the concept of comprehensive income and accumulated comprehensive income. Adoption of these standards is on a prospective basis.

Under the new standard, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost.  All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges.  Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

May 7, 2007

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
March 31, 2007 and December 31, 2006
(unaudited, 000's of Canadian dollars)
	March 31,	December 31,
Assets	2007	2006
Current Assets
Cash and cash equivalents	$4,504	$5,579
Cash held for exploration expenditures	-	207
Amounts receivable and prepaid expenses	886	904
Marketable securities (Note 2)	199	165
	5,589	6,855

Mineral Interests (Note 3)	53,875	53,262
Reclamation Deposits	1,070	1,070
Property and Equipment	52	57

	$60,586	$61,244

Liabilities
Current Liabilities
Accounts payable and accruals	$225	$435

Provision for Reclamation Liabilities	1,563	1,530
Future Income Tax Liabilities (Note 4)	1,207	-
	2,995	1,965
Shareholders' Equity
Share Capital (Note 4)	65,667	66,774
Stock Options (Note 4)	3,029	2,858
Share Purchase Warrants	11,436	11,436
Contributed Surplus	20	20
Deficit	(22,595)	(21,809)
Accumulated Comprehensive Income (Note 2)	34	-
	57,591	59,279

Subsequent Event - Note 6	$60,586	$61,244

On Behalf of the Board of Directors

"Rudi Fronk"	"James Anthony"
Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Three Months Ended March 31, 2007 and 2006
(unaudited, 000's of Canadian dollars, except income per share)
	2007	2006
Administrative and General Expenses
Corporate and general	$809	$682
Interest income	(61)	(84)
Foreign exchange losses (gains)	38	(2)
Loss Before Income Taxes	(786)	(596)
Income tax recoveries (Note 4)	-	1,906
(Loss) Income for the Period	(786)	1,310
Deficit, Beginning of Period	(21,809)	(18,509)
Deficit, End of Period	$(22,595)	$(17,199)

(Loss) Income per Share - basic and diluted	$(0.02)	$0.04
Weighted Average Number of Shares Outstanding	34,142,685	32,185,018

Consolidated Statements of Comprehensive Income
For the Three Months Ended March 31, 2007 and 2006
(unaudited, 000's of Canadian dollars)
	2007	2006

(Loss) Income for the Period	$(786)	$1,310
Other Comprehensive Income (Note 2)
Unrealized gains on marketable securities	34	-
Comprehensive Income	$(752)	$1,310

Consolidated Statements of Accumulated Comprehensive Income
For the Three Months Ended March 31, 2007 and 2006
(unaudited, 000's of Canadian dollars)
	2007	2006
Balance, Beginning of Period	$-	$-
Other comprehensive income (Note 2)	34	-
Balance, End of Period	$34	$-

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2007 and 2006
(unaudited, 000's of Canadian dollars)
	2007	2006
Cash Provided from (Used for) Operations
(Loss) income for the period	$(786)	$1,310
Items not involving cash
Stock option compensation	201	39
Accretion	33	31
Amortization	1	1
Foreign exchange	25	-
Income tax recoveries	-	(1,906)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(6)	(19)
Accounts payable and accruals	(123)	(93)
	(655)	(637)
Investing Activities
Mineral interests	(696)	(1,087)
Property and equipment	-	(31)
Short-term deposits	-	410
	(696)	(708)
Financing Activities
Issue of share capital (Note 3)	69	232
Net Cash Provided (Used)	(1,282)	(1,113)
Cash and Cash Equivalents, Beginning of Period	5,786	4,321
Cash and Cash Equivalents, End of Period	$4,504	$3,208

Cash and Cash Equivalents, End of Period
Cash and cash equivalents	$4,504	$137
Cash for exploration expenditures	-	3,071
	$4,504	$3,208

SEABRIDGE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007
(unaudited, in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, except as described in Note 2, follow the same accounting policies and methods of application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2006.

2.	Changes in Accounting Policies
On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants accounting standards which were effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 “Comprehensive Income”; Accounting Standards Section 3855 “Financial Instruments - Recognition and Measurement”; Accounting Standards Section 3861 “Financial Instruments - Presentation and Disclosure”; and, Accounting Standards Section 3865 - Hedges”.  These sections require certain financial instruments and hedge positions to be recorded at fair value.  The standards also introduce the concept of comprehensive income and accumulated comprehensive income. Adoption of these standards is on a prospective basis.

Under the new standard, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost.  All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges.  Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

3.	Mineral Interests
Expenditures on projects during the three-month periods ended March 31, 2007 and 2006 were as follows (000’s):

	Balance, Dec. 31, 2006	Expenditures Quarter 1, 2007	Balance, Mar. 31, 2007
Courageous Lake	$20,375	$69	$20,444
Castle Black Rock	430	-	430
Grassy Mountain	3,248	49	3,297
Hog Ranch	1,145	-	1,145
Kerr-Sulphurets	18,779	409	19,188
Quartz Mountain	442	-	442
Red Mountain	941	17	958
Pacific Intermountain Gold	2,488	1	2,489
Other Nevada projects	275	-	275
Noche Buena, Mexico	5,139	68	5,207
	$53,262	$613	$53,875

	Balance, Dec. 31, 2005	Expenditures Quarter 1, 2006	Balance, Mar. 31, 2006
Courageous Lake	$15,772	$2,219	$17,991
Castle Black Rock	384	-	384
Grassy Mountain	3,106	71	3,177
Hog Ranch	1,074	13	1,087
Kerr-Sulphurets	527	-	527
Quartz Mountain	443	-	443
Red Mountain	773	12	785
Pacific Intermountain Gold	2,075	21	2,096
Other Nevada projects	213	-	213
Noche Buena, Mexico	29	49	78
	$24,396	$2,385	$26,781

4.	Share Capital
(a)  Common shares were issued during the three-month period ended March 31, 2007 as follows:

	Shares	Amount (,000)
Balance, December 31, 2006	34,090,685	$66,775
For cash, exercise of stock options	78,000	69
Value of options exercised	-	30
Renunciation of flow-through share value (note)	-	(1,207)
Balance, March 31, 2007	34,168,685	$65,667

In January 2007, the Company renounced $3,656,250 (2006 - $5,278,750) in Canadian Exploration Expenses to investors of flow-through shares in 2006 and 2005, respectively. The tax value of these renunciations has been recorded as a future tax liability and charged against share capital. In the 2006 period, the Company had a valuation allowance which reduced the future income tax assets and therefore the valuation allowance was reduced and income tax recoveries recognized in the statement of operations in the amount of $1,906,000.

(b)   Stock Options
During the three-month period ended March 31, 2007, 30,000 five-year options and 15,000 one-year options were granted to consultants at a price of $13.77 each. The five-year options vest in one year and the one-year options vested immediately.

The fair value of the 45,000 options which were granted in 2007 has been estimated using a Black Scholes option-pricing model using the following assumptions and resulted in a total expense of $223,000 of which $84,000 was expensed and the balance will be expensed over the vesting period:

Dividend yield	Nil
Expected volatility	57%
Risk free rate of return	4.1%
Expected life of options	2.3 years

A summary of the status of the plan at March 31, 2007 and changes during the period are presented below:

	Shares	Amount
Outstanding, December 31, 2006	2,185,500	$2,858,000
Granted	45,000	84,000
Exercised	(78,000)	(30,000)
Value of 2006 options vested	-	117,000
Outstanding, March 31, 2007	2,152,500	$3,029,000

5.	Related Party Transactions
During the three-month period ended March 31, 2007, a private company controlled by a director of the Company was paid $9,600 (2006 - $8,600) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $36,000 (2006 - $36,000) for corporate consulting services rendered and a third director was paid $4,700 (2006 - $4,600) for geological consulting services.

6.	Subsequent Event

In May 2007, Falconbridge Limited exercised 500,000 of its warrants for proceeds of $6,750,000.